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                               June 15, 2023

       Kevin Benning
       Property General Manager
       Studio City International Holdings Limited
       71 Robinson Road #04-03
       Singapore 068895

                                                        Re: Studio City
International Holdings Limited
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            File No. 001-38699

       Dear Kevin Benning:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Item 3. Key Information, page 10

   1. At the outset of Item 3, please disclose prominently in this section that you are not a
                                                        Chinese operating
company but a Cayman Islands holding company with operations conducted by your
subsidiaries based in China (including Hong Kong and Macau).
   2. At the outset of Item 3, provide prominent disclosure in this section about the legal and operational risks
associated with being based in or having the majority of the company   s
                                                        operations in China.
Your disclosure should make clear whether these risks could result in a material change in
your operations and/or the value of your securities or could significantly limit or
completely hinder your ability to offer or continue to offer securities to investors and cause
the value of such securities to significantly decline or be worthless.
                                                        Your disclosure should
address how recent statements and regulatory actions by China   s
                                                        government, such as
those related to data security or antimonopoly concerns, have or may
                                                        impact the company   s
ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign
exchange. Please disclose the location of your auditor   s
 Kevin Benning
FirstName
Studio CityLastNameKevin    Benning
            International Holdings Limited
Comapany
June       NameStudio City International Holdings Limited
     15, 2023
June 15,
Page 2 2023 Page 2
FirstName LastName
         headquarters and whether and how the Holding Foreign Companies Accountable Act, as
         amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company.
3. At the outset of Item 3, provide a description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer.
         Quantify any dividends or distributions that a subsidiary have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors.
         Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries to the parent company and U.S. investors as well as the ability to settle amounts owed.
4. At the outset of Item 3, disclose the risks that being based in or having the majority of the
         company   s operations in China poses to investors. In particular,
describe the significant
         regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the annual report. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
5. At the outset of Item 3, disclose in this section each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission
         (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii)
         inadvertently conclude that such permissions or approvals are not required, or (iii)
         applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
 Kevin Benning
FirstName
Studio CityLastNameKevin    Benning
            International Holdings Limited
Comapany
June       NameStudio City International Holdings Limited
     15, 2023
June 15,
Page 3 2023 Page 3
FirstName LastName
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 150

6. We note your statement that you reviewed public filings and stockholder lists of your
         Company, Melco Resorts and Melco International in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).
7. We note that both Studio City Developments and Studio City Entertainment are organized in Macau, as well as your use of defined terms beginning on page 1 distinguishing between mainland China and Macau. Please supplementally tell us the percentage of shares that are owned by governmental entities in Macau and any other jurisdictions in which you have consolidated operating entities, pursuant to paragraph
(b)(2) of Item 16I
         of Form 20-F.
8. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards, if any, of your consolidated foreign operating entities are officials of the Chinese Communist Party.
         For instance, please tell us how board members    current or prior
memberships on, or
         affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure. Notes to Consolidated Financial Statements
13. Capital Structure, page F-38

9. We note that you issued 400M shares to existing shareholders and holders of your ADSs at a price of $3.00 per ADS, a price which appears to be a significant discount from the traded price of your ADSs on the NYSE during that timeframe. Please tell us if you believe the price of $3.00 per ADS represented the fair value of the shares at those dates and provide us with your analysis to determine the fair value.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Eric McPhee at 202-551-3693 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Brigitte Lippmann at 202-551-3713 with any other questions.
 Kevin Benning
Studio City International Holdings Limited
June 15, 2023
Page 4


FirstName LastNameKevin Benning                        Sincerely,
Comapany NameStudio City International Holdings Limited
                                                       Division of Corporation
Finance
June 15, 2023 Page 4                                   Office of Real Estate &
Construction
FirstName LastName